UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,582,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,582,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,582,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

510,492

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

510,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ( "WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), and (v) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)	WA manages and advises private investment funds, including WMP and WCP (the "WA Private Funds"). WB GP serves as general partner of private investment funds, including WMP and WCP. The principal business of WMP and WCP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012. WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertant violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105"). Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period. All of these instances were voluntarily disclosed to the SEC. The violations allegedly occurred between January 2011 and June 2012. Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations. The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105. The settlement involved the payment by WA of disgorgement of $788,779, prejudment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 5.	Interest in Securities of the Issuer.

(a, b)

As of the date hereof, WA may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.7% of the Shares of the Issuer, based on 9,424,534 Shares outstanding as of November 1, 2017.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.7% of the Shares of the Issuer, based on 9,424,534 Shares outstanding as of November 1, 2017.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,582,394 Shares, constituting 16.8% of the Shares of the Issuer, based on 9,424,534 Shares outstanding as of November 1, 2017.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,582,394 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,582,394 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 510,492 Shares, constituting 5.4% of the Shares of the Issuer, based on 9,424,534 Shares outstanding as of November 1, 2017.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 510,492 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 510,492 Shares.

(c) No transactions in the class of securities reported on have been effected during the past sixty days.

(d) Certain Shares are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. None of these investment funds individually own more than 5% of the outstanding shares, except for WMP and WCP.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

2017 RESTRUCTURING SUPPORT AGREEMENT

On December 19, 2017, the Issuer entered into a restructuring support agreement (the "2017 RSA") with WMP, WCP, a certain other WA Private Fund, and other holders (collectively, the "2017 Supporting Holders") that beneficially own in excess of 85% in principal amount of the New Notes, pursuant to which the 2017 Supporting Holders and the Issuer have agreed to enter into and implement a proposed deleveraging restructuring transaction (the "2017 Restructuring Transaction").

The 2017 RSA contemplates the following transactions:

•    The Issuer will commence an exchange offer to exchange the New Notes and the remaining Existing Notes (and the Existing Notes together with the New Notes, the "Exchange Offer Notes"), each to the extent held by eligible holders of record, for a combination of common stock, convertible preferred stock and warrants. In connection with the exchange offer, the Issuer will also commence a consent solicitation to make certain proposed amendments to the terms of the indentures governing the Exchange Offer Notes. Pursuant to the 2017 RSA, the 2017 Supporting Holders have agreed to tender all of their New Notes and to deliver corresponding consents.The Issuer will commence an exchange offer to exchange the New Notes and the remaining Existing Notes (and the Existing Notes together with the New Notes, the "Exchange Offer Notes"), each to the extent held by eligible holders of record, for a combination of common stock, convertible preferred stock and warrants. In connection with the exchange offer, the Issuer will also commence a consent solicitation to make certain proposed amendments to the terms of the indentures governing the Exchange Offer Notes. Pursuant to the 2017 RSA, the 2017 Supporting Holders have agreed to tender all of their New Notes and to deliver corresponding consents.

•    As a result of the issuance of shares of common stock, shares of convertible preferred stock, and warrants pursuant to the exchange offer, assuming that all outstanding New Notes and at least $1.25 million in aggregate principal amount of Existing Notes are tendered and accepted for exchange in the exchange offer and assuming conversion of the convertible preferred stock and exercise of the warrants, the Issuer expects to issue to the tendering holders of Exchange Offer Notes approximately 93.4% of the outstanding shares of common stock (including to 2017 Supporting Holders) and expects current equity to hold approximately 6.6% of the outstanding shares of common stock, as of the closing of the exchange offer, without giving effect to any subsequent issuances.

The 2017 RSA contemplates various closing conditions, including, among other things, the negotiation of definitive documentation and a minimum tender condition of 95% in principal amount of the New Notes in the exchange offer and consent solicitation (the "Minimum Threshold").

The 2017 Supporting Holders may terminate the 2017 RSA if, among other customary termination events, the Issuer files for bankruptcy or if the consummation of the exchange offer and consent solicitation has not occurred by February 14, 2018.

The summary of the 2017 RSA set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit P hereto and is incorporated herein by reference.

WAIVER AND CONSENT TO NEW SENIOR LOAN FACILITY

On December 21, 2017, the Issuer and the other loan parties thereto entered into a Waiver and Consent to the New Senior Loan Facility (the "Term Loan Consent") with the lenders party thereto, including WBox 2015-7 Ltd., under the New Senior Loan Facility, pursuant to which the lenders (A) consented to (subject to the satisfaction of certain conditions specified in the Term Loan Consent), and waived compliance with any provision in the agreement governing the New Senior Loan Facility that might prohibit, the 2017 Restructuring Transaction and (B) consented to increase the amount of aggregate principal amount of obligations secured by liens that are senior to the liens securing the Obligations (as such term is defined in the Term Loan Consent) from $16 million to $20 million under the Specified Letter Agreement (as such term is defined in the Term Loan Consent).

The summary of the Term Loan Consent set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit Q hereto and is incorporated herein by reference.

CREDIT AND SECURITY AGREEMENT

On September 22, 2017, SAExploration, Inc. (the “Borrower”), a domestic subsidiary of the Issuer, entered into the First Amended and Restated Credit and Security Agreement (the “New Credit Agreement”), by and among the Borrower, the Issuer, SAExploration Sub, Inc. (“SAE Sub”), SAExploration Seismic Services (US), LLC (“SAE Seismic”), and NES, LLC (together with the Issuer, SAE Sub, and SAE Seismic, the “2017 Guarantors”), the lenders from time to time party thereto (the “Lenders”) and Cantor Fitzgerald Securities, as agent (the “New Agent”). The New Credit Agreement amends and restates that certain Credit and Security Agreement, dated as of November 6, 2014, by and among the Borrower, the 2017 Guarantors and Wells Fargo Bank, National Association, as lender (the “Original Lender”) (as amended by that certain First Amendment to Credit and Security Agreement, dated as of June 29, 2016, the “Original Credit Agreement”).

The New Credit Agreement provides for up to $16.0 million in borrowings secured primarily by the Borrower’s North American assets, mainly accounts receivable and equipment, subject to certain exclusions and exceptions as set forth in the New Credit Agreement. Additional borrowings under the credit facility are subject to Lenders’ sole discretion and must be in minimum increments of $1.0 million. Any increased amount approved by the Lenders will also be subject to the terms and conditions of the New Credit Agreement.

The New Credit Agreement states that WMP, WCP and a certain other WA Private Fund agreed to an aggregate amount of $2,351,375.55 in advance commitments (the “First Amended and Restated Effective Date Advance Commitment”). Upon the New Agent’s receipt of a written request from the Borrower, each Lender severally and not jointly agrees to make its portion of its advance to the Borrower in an amount equal to such Lender’s First Amended and Restated Effective Date Advance Commitment (the “First Amended and Restated Effective Date Advance”). Each Lender’s First Amended and Restated Effective Date Advance Commitment shall terminate immediately upon such Lender funding its First Amended and Restated Effective Date Advance. Immediately after giving effect to the making of the First Amended and Restated Effective Date Advance, the aggregate amount of all obligations outstanding, shall equal $5,000,000.00.

Borrowings made under the credit facility will bear interest at a rate of 10.25% per annum for the period from September 22, 2017 through and including March 22, 2018, 10.75% per annum for the period from March 23, 2018 through and including September 22, 2018 and 11.75% per annum for the period from September 23, 2018 and thereafter. The credit facility will mature on January 2, 2020 (subject to an earlier maturity date of September 14, 2018 if certain indebtedness remains outstanding at such time), unless terminated earlier.

On December 21, 2017, the Issuer entered into Amendment No. 1 to the New Credit Agreement (the “Credit Agreement Amendment”) among the Borrower, the Issuer and the other guarantors party thereto, the lenders party thereto, including WMP, WCP and a certain other WA Private Fund, and the New Agent (the “Credit Agreement”). The Credit Agreement Amendment, among other things, (i) increases the maximum amount of borrowings under the Credit Agreement to $20 million (from $16 million), and (ii) adds new lenders to the Credit Agreement and the other loan documents related thereto.

The foregoing description of the New Credit Agreement and Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, copies of which are filed as Exhibits R and S, respectively, hereto and are incorporated herein by reference.

WAIVER AND CONSENT TO CREDIT AND SECURITY AGREEMENT

On December 21, 2017, the Borrower, the Issuer and the other guarantors party thereto, the lenders party thereto, including WMP, WCP and a certain other WA Private Fund, and the New Agent entered into a waiver and consent to the New Credit Agreement (the “Credit Waiver and Consent”) pursuant to which the lenders thereto consented to (subject to the satisfaction of certain conditions specified in the Credit Waiver and Consent), and, solely to permit the consummation of the 2017 Restructuring Transaction, waived compliance with the provisions of the New Credit Agreement that prohibit the 2017 Restructuring Transaction, provided that the consent and waiver shall be null and void ab initio upon termination of the 2017 RSA.

The summary of the Credit Waiver and Consent set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit T hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C: Board Members of Whitebox General Partner LLC

Exhibit O: Joint Filing Agreement

Exhibit P: Restructuring Support Agreement, dated as of December 19, 2017, by and among the Issuer, certain subsidiaries of the Issuer, the 2017 Supporting Holders and the members of management identified therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 20, 2017)

Exhibit Q: Waiver and Consent to Term Loan and Security Agreement, dated as of December 21, 2017, by and among the Issuer, the other loan parties thereto, the lenders party thereto and the New Senior Loan Facility Agent.

Exhibit R: First Amended and Restated Credit and Security Agreement, dated as of September 22, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 26, 2017)

Exhibit S: Amendment No. 1 to First Amended and Restated Credit and Security Agreement, dated as of December 21, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 26, 2017)

Exhibit T: Waiver and Consent, dated as of December 21, 2017, by and among the Borrower, the Issuer and the other guarantors party thereto, the lenders party thereto and the New Agent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2018
(Date)

Whitebox Advisors LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 3, dated January 4, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

January 4, 2018
(Date)

Whitebox Advisors LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/    Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

 Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board Member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board Member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit Q

Execution Version

WAIVER AND CONSENT

TO TERM LOAN AND SECURITY AGREEMENT

This WAIVER AND CONSENT TO TERM LOAN AND SECURITY AGREEMENT (this “Consent”) is made as of December 21, 2017, by and among SAExploration Holdings, Inc., a Delaware corporation (“Borrower”), the Guarantors party hereto, the Lenders party hereto, and Delaware Trust Company, as Administrative Agent and Collateral Agent (in such capacities, the “Agent”).

RECITALS

A.	Borrower desires to enter into certain transactions, including the exchange of certain Indebtedness of Borrower for Equity Interests issued by the Borrower, which transactions are described in the Restructuring Support Agreement attached hereto as Exhibit A (collectively, the “Transactions”).
B.	Pursuant to that certain Term Loan and Security Agreement, dated as of June 29, 2016, as amended by Amendment No. 1 to Term Loan and Security Agreement, dated as of October 24, 2016, as further amended by Amendment No. 2 to Term Loan and Security Agreement, dated as of September 8, 2017 (the “Term Loan Agreement”), by and among the Borrower, the Guarantors party thereto, the Lenders party thereto and the Agent, the Lenders extended credit to Borrower as described therein.
C.	Borrower has requested that the Lenders and the Agent consent to the Transactions.
D.	Section 7.7 of the Term Loan Agreement provides that, subject to certain exceptions, neither Borrower nor any other Loan Party will acquire any Indebtedness of any Loan Party or any of its Subsidiaries.
E.	Section 7.8 of the Term Loan Agreement provides that, subject to certain exceptions, neither Borrower nor any other Loan Party will directly or indirectly amend, modify, or change any of the terms or provisions of any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness.
F.	Section 7.12 of the Term Loan Agreement provides, subject to certain exceptions, that neither Borrower nor any other Loan Party will, directly or indirectly enter into or permit to exist any transaction with any Affiliate of Borrower, any other Loan Party or any of their Subsidiaries.
G.	Section 7.14 of the Term Loan Agreement provides that, subject to certain exceptions, neither Borrower nor any other Loan Party will issue or sell or enter into any agreement or arrangement for the issuance and sale of any Stock of Borrower or a Subsidiary of the Borrower other than to a Loan Party.
H.	Section 15.1(a) of the Term Loan Agreement provides that no amendment or waiver of any Loan Document or any provisions thereof, and no consent with respect to any departure by any Loan Party therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or the Agent with the consent of the Required Lenders).

I.	Each of the Lenders party hereto and, at the direction of the Required Lenders, the Agent desires to consent to the Transactions.
J.	Each of the Lenders party hereto and, at the direction of the Required Lenders, the Agent desires to waive compliance with any provision in the Term Loan Agreement that might prohibit the Transactions, including those provisions set forth in Sections 7.7, 7.8, 7.12 and 7.14 of the Term Loan Agreement.
K.	The exchange of certain Indebtedness may extend beyond the next interest installment date with respect to such Indebtedness and such interest may not be paid on such interest installment date (the “Specified Interest Payment Default”).
L.	Borrower has executed and delivered that certain letter agreement dated September 8, 2017 to Agent (the “Specified Letter Agreement”), for the benefit of each Lender party to the Term Loan Agreement, pursuant to which Borrower agreed not to incur more than $16 million aggregate principal amount of obligations secured by liens that are senior to the liens securing the Obligations without the consent of the Required Lenders (the “Senior Obligations Cap”).
M.	Borrower desires to increase the amount of the Senior Obligations Cap to $20 million.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agree as follows:

1.       Waiver and Consent.

(a)       Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent hereby irrevocably consents to the Transactions.

(b)       Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent hereby waives compliance with any provision in the Term Loan Agreement that might prohibit the Transactions, including those provisions set forth in Sections 7.7, 7.8, 7.12 and 7.14 of the Term Loan Agreement.

(c)       Except as expressly provided by this Consent, the Term Loan Agreement shall remain in full force and effect and none of the rights, interests, or obligations existing and to exist under the Term Loan Agreement are hereby released, diminished, or impaired.

(d)       The undersigned Lenders hereby waive any Default or Event of Default solely relating to the Specified Interest Payment Default, including under Section 9.7 of the Term Loan Agreement.

(e)       Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent hereby consents and agrees to increase the amount of the Senior Obligations Cap to $20 million under the Specified Letter Agreement.

2.       This Consent shall be effective immediately upon receipt by the Agent of counterparts of this Consent duly executed and delivered by Borrower, the Guarantors, the Agent, and the Required Lenders.

3.       Each of the Loan Parties hereby represents and warrants that, after giving effect to the consents and waivers contained herein, execution and delivery of this Consent and the performance by each of them of their respective obligations under this Consent and the Term Loan Agreement are within its powers, have been duly authorized, are not in contravention of law or the terms of its operating agreement or other organizational documents, as applicable and applicable law and except as have been previously obtained, do not require the consent or approval of any governmental body, agency or authority, and this Consent and the Term Loan Agreement constitutes the valid and binding obligations of the Loan Parties, as applicable, enforceable in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, ERISA or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law).

4.       Except as specifically set forth herein, this Consent shall not be deemed to amend or alter in any respect the terms and conditions of the Term Loan Agreement (including without limitation all conditions and requirements for Advances and any financial covenants), any of the other Loan Documents or the Specified Letter Agreement, or to constitute a waiver or release by Agent or any Lender of any right, remedy, Collateral or Default under the Term Loan Agreement, any of the other Loan Documents or the Specified Letter Agreement, except to the extent specifically set forth herein.

5.       Each of the Loan Parties hereby reaffirms, confirms, ratifies, covenants, and agrees to be bound by each of its covenants, agreements, and obligations, except to the extent specifically set forth herein, under the Term Loan Agreement and the Specified Letter Agreement and each other Loan Document previously executed and delivered by it. Each reference in the Term Loan Agreement to “this Agreement” or “the Term Loan Agreement” shall be deemed to refer to the Term Loan Agreement after giving effect to this Consent.

6.       Unless otherwise defined to the contrary herein, all capitalized terms used in this Consent shall have the meanings set forth in the Term Loan Agreement.

7.       Each of the Borrower and the Guarantors hereby agrees to reimburse the Agent and the Lenders party hereto for all of their out-of-pocket costs and reasonable expenses (including attorneys’ fees and expenses) incurred in connection with this Consent.

8.       Each of the Lenders party hereto (which collectively constitute the Required Lenders) hereby (i) authorizes and directs the Agent to execute and deliver this Consent, and (ii) acknowledges and agrees that (x) the foregoing directed action constitutes a direction from the Required Lenders under Section 17 of the Term Loan Agreement, (y) Sections 11.3, 17.3, 17.5, and 19.9 of the Term Loan Agreement and all other rights, protections, privileges, immunities, exculpations, and indemnities afforded to the Agent under the Loan Documents shall apply to any and all actions taken or not taken by the Agent in accordance with such direction, and (z) the Agent may conclusively rely upon (and shall be fully protected in relying upon) the Register in determining such Lender’s ownership of the Advances and unused Commitments on and as of the date hereof. Each undersigned Lender hereby severally represents and warrants to the Agent that, on and as of the date hereof, it is duly authorized to enter into this Consent.

9.       This Consent shall be a contract made under and governed by the laws of the State of New York without giving effect to its principles of conflicts of laws, and may be executed in counterpart, in accordance with the Term Loan Agreement.

10.       Each of the Loan Parties, Agent and Lenders party hereto agrees that any copy of this Consent (or any other Loan Document) signed by them and transmitted by facsimile, email or any other delivery method shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence.

[Signature page follows.]

BORROWER:

SAEXPLORATION HOLDINGS, INC.

By:	/s/Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer, General Counsel and Secretary

OTHER LOAN PARTIES: SAEXPLORATION, INC. SAEXPLORATION SUB, INC. NES, LLC SAEXPLORATION SEISMIC SERVICES (US), LLC

By:	/s/Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer, General Counsel and Secretary

LENDERS:

WBOX 2015-7 LTD.

By:	/s/Mark Strefling
Name:	Mark Strefling
Title:	CEO

Exhibit T

Execution Version

WAIVER AND CONSENT

This WAIVER AND CONSENT (this "Consent") is made as of December 21, 2017 by and among the parties hereto.

RECITALS

A.	SAExploration, Inc. (the "Borrower") desires to enter into certain transactions, including the exchange of certain Indebtedness of the Parent for Equity Interests issued by the Parent, which transactions are described in the Restructuring Support Agreement attached hereto as Exhibit A (such Restructuring Support Agreement, the "RSA") (collectively, the "Transactions").
B.	Pursuant to that certain First Amended and Restated Credit and Security Agreement (the "Loan Agreement"), dated as of September 22, 2017, by and among the lenders party thereto (the "Lenders"), Borrower, as borrower, SAExploration Holdings, Inc. and the other guarantors party thereto, as guarantors, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the Lenders (in such capacity, the "Agent"), the Lenders extended credit to Borrower as described therein.
C.	Borrower has requested that the Lenders and the Agent consent to the Transactions.
D.	Section 7.7(a) of the Loan Agreement provides that, subject to certain exceptions, neither Borrower nor any other Loan Party will acquire any Indebtedness of any Loan Party or any of its Subsidiaries.
E.	Section 7.8(a) of the Loan Agreement provides that, subject to certain exceptions, neither Borrower nor any other Loan Party will directly or indirectly, amend, modify, or change any of the terms or provisions of any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness.
F.	Section 7.12 of the Loan Agreement provides, subject to certain exceptions, that neither Borrower nor any other Loan Party will, directly or indirectly enter into or permit to exist any transaction with any Affiliate of Borrower, any other Loan Party or any of their Subsidiaries.
G.	Section 15.1(a) of the Loan Agreement provides that no amendment or waiver of any Loan Document or any provisions thereof, and no consent with respect to any departure by any Loan Party therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by the Agent with the consent of the Required Lenders).
H.	Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent desires to consent to the Transactions.
I.	Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent desires to waive compliance with any provision in the Loan Agreement that might prohibit the Transactions, including those provisions set forth in Sections 7.7(a), 7.8(a) and 7.12 of the Loan Agreement.

J.	The exchange of certain Indebtedness may extend beyond the next interest installment date (after the date hereof) with respect to such Indebtedness and such interest may not be paid on such interest installment date (the "Specified Interest Payment Default").

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agree as follows:

1.       Waiver and Consent.

(a)       Each of the undersigned Lenders and, at the direction of the Required Lenders, the Agent, hereby irrevocably consents to the Transactions and, solely to permit the consummation of the Transactions, waives compliance with the provisions of the Loan Agreement that prohibit the Transactions, including those provisions set forth in Sections 7.7(a), 7.8(a) and 7.12 of the Loan Agreement, provided that the consent and waiver in this Section 1(a) shall be null and void ab initio upon termination of the RSA.

(b)       Reserved.

(c)       Except as expressly provided by this Consent, the Loan Agreement shall remain in full force and effect and none of the rights, interests, or obligations existing and to exist under the Loan Agreement are hereby released, diminished, or impaired.

(d)       The Lenders hereby waive any default or Event of Default arising solely and relating to the Specified Interest Payment Default, including under Section 9.7 of the Loan Agreement, provided that (i) no rights or remedies are exercised under the Term Documents, the Existing Notes Documents and the New Senior Notes Documents as a result of the Specified Interest Payment Default, and (ii) the waiver in this Section 1(d) shall be null and void ab initio upon termination of the RSA.

(e)       The parties hereto agree that, except with the consent of the Required Lenders, the termination of the RSA shall constitute an Event of Default under the Loan Agreement without notice or grace.

2.       This Consent shall be effective upon satisfaction of the following conditions:

(a)       Agent's receipt of a fully executed copy of this Consent; and

(b)       Agent's receipt of fully executed copies of consents to the Transactions and waiver of the Specified Interest Payment Date under the Term Documents.

3.       Each of the Loan Parties hereby represents and warrants that execution and delivery of this Consent and, after giving effect to the consents and waivers contained herein, the performance by each of them of their respective obligations under the Loan Agreement, in each case, are within its powers, have been duly authorized, are not in contravention of law or the terms of its operating agreement or other organizational documents, as applicable and applicable law and except as have been previously obtained, do not require the consent or approval of any governmental body, agency or authority, and this Consent and the Loan Agreement will constitute the valid and binding obligations of the Loan Parties, as applicable, enforceable in accordance with their terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, ERISA or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law). The waivers in Sections 1(a) and 1(d) hereof shall be effective solely for the specific instance and purpose described herein and shall not be applicable to any other instance, default or Event of Default, whether now existing or hereafter occurring.

4.       Except as specifically set forth herein, this Consent shall not be deemed to amend or alter in any respect the terms and conditions of the Loan Agreement (including without limitation all conditions and requirements for Advances and any financial covenants) or any of the other Loan Documents, or to constitute a waiver or release by Agent or any Lender of any right, remedy, Collateral or Default under the Loan Agreement or any of the other Loan Documents, except to the extent specifically set forth herein.

5.       Each of the Loan Parties hereby reaffirms, confirms, ratifies, covenants, and agrees to be bound by each of its covenants, agreements, and obligations under the Loan Agreement, except to the extent specifically set forth herein, and each other Loan Document previously executed and delivered by it. Each reference in the Loan Agreement to "this Agreement" or "the Loan Agreement" shall be deemed to refer to the Loan Agreement after giving effect to this Consent.

6.       Unless otherwise defined herein, all capitalized terms used in this Consent shall have the meanings set forth in the Loan Agreement.

7.       This Consent shall be a contract made under and governed by the laws of the State of New York without giving effect to its principles of conflicts of laws, and may be executed in counterpart, in accordance with the Loan Agreement.

8.       Each of the Loan Parties, the Agent and the Lenders agrees that any copy of this Consent (or any other Loan Document) signed by them and transmitted by facsimile, email or any other delivery method shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence.

9.       Each Guarantor (i) hereby consents and agrees to the Borrower's execution and delivery of this Consent, and to the performance by the Borrower of its agreements and obligations hereunder, and (ii) confirms its guarantee of the Obligations under the Loan Agreement, as secured by the Collateral pledged by such Guarantor in accordance with the Loan Documents.

10.       The Borrower hereby agrees to pay on demand all costs and expenses in accordance with Section 19.9 of the Loan Agreement, in each case, incurred in connection with the preparation, negotiation and execution of this Consent and all related documents.

11.       By its execution hereof, each Lender signatory hereto, constituting Required Lenders, hereby authorizes and directs the Agent to execute and deliver this Consent and any other agreements or documents required in connection herewith. The Borrower, the Guarantors and the Required Lenders expressly agree and confirm that the Agent's right to indemnification, as set forth in Sections 11.3 and 17.5 of the Loan Agreement shall apply with respect to any and all losses, claims, liabilities costs and expenses that the Agent suffers, incurs or is threatened with relating to actions taken or omitted by the Agent (in accordance with the Loan Agreement) in connection with this Consent and the other documents contemplated hereby.

12.       This Consent is a Loan Document.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Consent to be duly executed effective as of the date first written above.

AGENT:

CANTOR FITZGERALD SECURITIES, as Agent

By:	/s/ James Bond
Name: James Bond
Title: Chief Operating Officer

Signature Page to
Waiver and Consent - Revolver

BORROWER:

SAEXPLORATION, INC.

By:	/s/ Brent Whiteley
Name: Brent Whiteley
Title: Chief Financial Officer, General Counsel and Secretary

GUARANTORS:

SAEXPLORATION HOLDINGS, INC. SAEXPLORATION SUB INC. NES, LLC SAEXPLORATION SEISMIC SERVICES (US), LLC

By:	/s/ Brent Whiteley
Name: Brent Whiteley
Title: Chief Financial Officer, General Counsel and Secretary

Signature Page to
Waiver and Consent - Revolver

LENDERS:

WHITEBOX ASYMMETRIC PARTNERS, L.P.

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

WHITEBOX CREDIT PARTNERS, L.P.

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Chief Executive Officer

Signature Page to
Waiver and Consent - Revolver